UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

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(Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A., held on April 14, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ No. 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders' Meeting

Held on April 14, 2021

Date, Time, and Location:

April 14, 2021 at 2:00 p.m., exclusively by digital means, under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Instruction of Comissão de Valores Mobiliários (“CVM”) nr 481 of December 17, 2009, as amended (“ICVM 481”). Under the terms of article 4, paragraph 3 of ICVM 481, this Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” “and “Company”, respectively) was considered as held at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Zip code 01317-910.

Attendance:

At the Annual General Shareholders’ Meeting, shareholders representing 72.2% of the capital stock of the Company, and at the Extraordinary General Shareholders’ Meeting, shareholders representing 72.8% of the capital stock of the Company; as per electronic system log of virtual attendance made available by the Company, under the terms of article 21-V, item III of ICVM 481 or through the remote voting ballot, pursuant to article 121, sole paragraph of Law 6,404/76 and ICVM 481.

Were also present: (I) the Chairman and the Vice-Chairman of the Board of Directors of the Company, Messrs. Pedro Wongtschowski and Lucio de Castro Andrade Filho, respectively; (ii) the Chief Executive Officer and the Chief Financial and Investor Relations Officer of the Company, respectively, Messrs. Frederico Pinheiro Fleury Curado and Rodrigo de Almeida Pizzinatto; (iii) the Risk and Audit Committee coordinator, Mr. Flávio César Maia Luz; (iv) the Company’s Fiscal Council members, Messrs. Geraldo Toffanello, Marcelo de Amaral Morais and William Bezerra Cavalcanti Filho; and (v) Mr. Marcio Serpejante Peppe, enrolled in CRC under No. 1SP233011/O-8, representing KPMG Auditores Independentes, independent auditors of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de

São Paulo” (official gazette of the State of São Paulo) and “Valor Econômico” on March 16, 17 and 18, 2021.

Notice to Shareholders: Dismissed considering the publication of documents referred on Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 26, 2021, under chapter “Empresas” on pages 180 to 199, and on “Valor Econômico”, on February 26, 2021, under special chapter on pages C25 to C34.

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Chairman and Secretary of the Meeting:

Chairman - Luiz Antonio de Sampaio Campos.

Secretary - André Brickmann Areno.

Agenda:

As per published in the Call Notice.

Discussed and approved matters:

1. After the reading of the summary voting map with the votes casted through remote voting ballot, considering the most recent share position in the Company’s book, which was displayed to the shareholders, under the terms of paragraph 4 of article 21-W of ICVM 481, it was dismissed, by unanimous vote of the shareholders present, the reading of documents related to the agenda of this Shareholders’ Meeting, once they are fully known by the shareholders. Forthwith, also by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per Article 130, paragraph 1 of the Brazilian Corporate Law, and it was authorized its publication omitting signatures, as per paragraph 2 of the same article. The voting instructions received at the Meeting were duly filled at the Company’s headquarters.

At the Annual General Shareholders’ Meeting:

2. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered, the Management Report and annual accounts of the Company, and Financial Statements and its notes duly accompanied with independent auditor and Fiscal Council reports, related to the fiscal year ended on December 31, 2020.

3. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the net income allocation for the fiscal year ended on December 31, 2020, in the amount of R$ 893,383,505.12 (eight hundred and ninety-three million, three hundred eighty-three thousand, five hundred and five Reais and twelve cents), as described below:

a)     R$ 44,669,175.26 (forty-four million, six hundred sixty-nine thousand, one hundred seventy-five Reais and twenty-six cents), will be allocated to the legal reserve;

b)     R$ 368,966,038.86 (three hundred sixty-eight million, nine hundred sixty-six thousand, thirty-eight Reais and eighty-six cents) will be allocated to the statutory reserve for investments; and

c)     R$ 479,748,291.00 (four hundred seventy-nine million, seven hundred forty-eight thousand, two hundred ninety-one Reais) were allocated for payment of dividends to shareholders which hold common shares, such amount was already stated, in full, as per resolution of the Board of Directors meeting on February 24, 2021, and paid to the shareholders as from March 12, 2021.

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the setting of the number of directors to be part of the Board of Directors as 11 (eleven).

5. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the election of the members of the Board of Directors herein qualified, with term of office until the holding of the Annual General Shareholders’ Meeting to be held in 2023, which will cover documents referred in article 133 of Brazilian Corporate Law, referred for the period ended on December 31, 2022:

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  ALEXANDRE TEIXEIRA DE ASSUMPÇÃO SAIGH, Brazilian, married, business administrator, bearer of the Identity Card RG under nr 9.519.415 SSP/SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 116.834.178-79, with professional address on Avenida Cidade Jardim, nr 803, 8th floor, in the City and State of São Paulo;

  ANA PAULA VITALI JANES VESCOVI, independent member, Brazilian, married, economist, bearer of the Identity Card RG under nr 724.203 SSP/ES and enrolled on CPF/ME (Taxpayers’ Identification) under nr 862.654.587-87, with professional address on Avenida Presidente Juscelino Kubitschek, nr 2.235, 19th floor, in the City and State of São Paulo;

  FLAVIA BUARQUE DE ALMEIDA, independent member, Brazilian, married, business administrator, bearer of the Identity Card RG under nr 13.146.760-8 SSP/SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 149.008.838-59, with professional address on Avenida Brigadeiro Faria Lima, nr 2277, 22th floor, in the City and State of São Paulo;

  JORGE MARQUES DE TOLEDO CAMARGO, independent member, Brazilian, married, geologist, bearer of the Identity Card RG under nr 293.644/SSP-DF and enrolled on CPF/ME (Taxpayers’ Identification) under nr 114.400.151-04, with professional address on Rua Almirante Sadock de Sá, nr 370/101, in the City and State of  Rio de Janeiro;

  JOSÉ GALLÓ, independent member, Brazilian, married, business administrator, bearer of the Identity Card RG under nr 6.011.890.834 SSP/RS and enrolled on CPF/ME (Taxpayers’ Identification) under nr 032.767.670-15, with professional address on Avenida Carlos Gomes, nr 400, office 1.105, 11th floor, in the City of Porto Alegre, State of Rio Grande do Sul;

  JOSÉ LUIZ ALQUÉRES, independent member, Brazilian, married, civil engineer, bearer of the Identity Card RG under nr 1.688.939-IFP/RJ and enrolled on CPF/ME (Taxpayers’ Identification) under nr 027.190.707-00, resident and domiciled on Avenida Vieira Souto, 483, apt. 601, in the City and State of Rio de Janeiro;

  JOSÉ MAURÍCIO PEREIRA COELHO, independent member, Brazilian, married, banker and accountant, bearer of the Identity Card RG under nr  06.109.071-81/IFP-RJ and enrolled on CPF/ME (Taxpayers’ Identification) under nr 853.535.907-91, with professional address on Praia de Botafogo, nr 501, 4th floor, in the City and State of Rio de Janeiro;

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  LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, bearer of the Identity Card RG under nr 3.045.977/SSP-SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 061.094.708-72, with professional address on Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo;

  MARCOS MARINHO LUTZ, Brazilian, married, marine engineer, bearer of the Identity Card RG under nr 15.649.492-9/SSP-SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 147.274.178-12, with professional address on Rua Lopes Neto, nr 330, apt. 41, in the City and State of São Paulo;

  OTAVIO LOPES CASTELLO BRANCO NETO, Brazilian, married, engineer, bearer of the Identity Card RG under nr 6.000.700-X/SSP-SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 055.240.348-20, with address on Rua Mariana Correia, nr 562, in the City and State of São Paulo; and

  PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, bearer of the Identity Card RG under nr 3.091.522-3-SSP/SP and enrolled on CPF/ME (Taxpayers’ Identification) under nr 385.585.058-53, with professional address on Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo.

It is hereby registered, under the terms of Management Proposal for the Meeting, Mmes. Ana Paula Vitali Janes Vescovi and Flavia Buarque de Almeida, and Messrs. Jorge Marques de Toledo Camargo, José Galló, José Luiz Alquéres and José Maurício Pereira Coelho are defined as independent members under the terms of definition provided in the Novo Mercado Regulation.

6. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the maximum global annual amount for compensation to the managers of the Company in R$ 78,000,000.00 (seventy-eight million Reais) under the terms of Management Proposal, disclosed to the market and filed at the Company’s headquarters.

7. Upon the request for installation of the Fiscal Council made by a shareholder which holds more than 2% (two percent) of Company’s shares with voting right, under the terms of article 161 of Law nr 6,404/76 and CVM Instruction nr 324/00, it was approved by the majority of votes, according to the voting map attached as Exhibit I of the minutes, the election of the following effective and alternate members of the Fiscal Council, with term of office until the Annual General Shareholders’ Meeting of 2022, that will examine the documents referred to article 133, of Brazilian Corporate Law, referred to the ongoing fiscal year:

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  FLÁVIO CÉSAR MAIA LUZ (effective member), Brazilian, married, engineer, enrolled on CPF/ME (Taxpayers’ Identification) under nr  636.622.138-34, resident and domiciled on Alameda Canadá, nº 162, Alphaville 2, in the City of Barueri, State of São Paulo;

  MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled on CPF/ME (Taxpayers’ Identification) under nr 006.211.088-80, resident and domiciled on Alameda Canadá, nº 43, in the City of Vinhedo, State of São Paulo;

  GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, enrolled on CPF/ME (Taxpayers’ Identification) under nr 075.257.060-72, resident and domiciled on Rua Carlos Trein Filho, nr 1.171, apt. 701, in the City of Porto Alegre, State of Rio Grande do Sul;

  PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled on CPF/ME (Taxpayers’ Identification) under nr 005.474.508-00, resident and domiciled on Rua Marechal Hastimphilo de Moura, nr 338-C, apt. 23-B, in the City and State of São Paulo;

  WILLIAM BEZERRA CAVALCANTI FILHO (effective member), Brazilian, married, economist, enrolled on CPF/ME (Taxpayers’ Identification) under  nr 530.627.607-53, resident and domiciled on Rua Gomes Carneiro, nr 55, apt. 101, in the City and State of Rio de Janeiro; and

  SANDRA REGINA DE OLIVEIRA (alternate member), Brazilian, single, statistician, enrolled on CPF/ME (Taxpayers’ Identification) under nr  057.186.378-73, resident and domiciled on Rua das Acácias, nr 101/ 103, in the City and State of Rio de Janeiro.

8. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the compensation for the members of the Fiscal Council herein elected, provided that the member elected as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 27,750.00 (twenty-seven thousand, seven hundred and fifty Reais) and the other effective members will be entitled to receive a monthly compensation in the amount of R$ 18,500.00 (eighteen thousand, five hundred Reais).

At the Extraordinary Shareholder’ Meeting:

9. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, ratification of the modification of the number of common shares into which the Company’s capital stock is divided, within the authorized limit provided in Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farnacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Meeting held on January 31, 2014. As a consequence, the Company’s capital stock was ratified and is represented by 1,115,076,651 (one billion, one hundred fifteen million, seventy-six thousand, six hundred and fifty-one) common shares, all of them nominative and without par value, as stated in the Article 5 of Company’s Bylaws.

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General Notes and Closing:

  The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company’s principal place of business, under the terms of article 21-E, sole paragraph, of ICVM 481; (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts guaranteed in shares, with the respective vote cast, which are filed in the Company’s headquarters, and will be attached to the present minutes; and (iii) after Chairman’s request, none of the members wanted to change their vote instructions sent in the remote voting ballot.

  In compliance with article 21, paragraph 6 and Article 30, paragraph 4 of ICVM 480, the total votes of approval, rejection, and abstention computed in each item of the Agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.

  The Board of Directors and Fiscal Council members herein elected, shall take the office in this date upon the signature of respective deeds of investiture filed at the Company’s headquarters, previously consulted and have declared that: (i) they are not hindered by any offence that prevent them exercising any activities related to the offices which they were appointed; (ii) they do not hold positions in companies that should be considered competitors of the Company; and (iii) they do not have any conflict of interest with the Company, according to Article 147 of Brazilian Corporate Law and CVM Instruction nr 367/02, which is also filed in the Company’s headquarters. The new members declare to be fully aware with corporate polices of the Company, including, the Material Notice Disclosure Policy and Securities Trading Policy,

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared, read, approved and duly signed by the participating shareholders, both through digital platform and remote voting ballot, which are considered signatory to this minutes, under the terms of article 21-V, paragraph 1 and 2 of CVM Instruction No. 481.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 21-C, PARAGRAPH 5 OF CVM INSTRUCTION 481:

Chairman:  Luiz Antonio de Sampaio Campos

Secretary: André Brickmann Areno

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SHAREHOLDERS PRESENT BY DIGITAL MEANS, UNDER ARTICLE 21-V, PARAGRAPH 1ST OF CVM INSTRUCTION 481:

ULTRA SA PARTICIPACOES

PARTH DO BRASIL PARTICIPACOES

CHRISTY PARTICIPACOES LTDA

LUCIO DE CASTRO ANDRADE FILHO

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

ROBERTO KUTSCHAT NETO

JOAO BENJAMIN PAROLIN

MIGUEL ROTHMANN JARROS

HELANO PEREIRA GOMES

RODRIGO DE ALMEIDA PIZZINATTO

TABAJARA BERTELLI COSTA

JULIO CESAR NOGUEIRA

ANA PAULA SANTORO CORIA

JERONIMO JOSE MERLO DOS SANTOS

ANDREA CAMPOS SOARES

FLAVIO DO COUTO B CAVALCANTI

MIGUEL LACERDA DE ALMEIDA

ANDRE LUIZ PEDRO BREGION

MARCELLO DE SIMONE

LUCIANA DOMAGALA

KATIA CORREA LAZERA

LEONARDO ROSARIO LAZERA

PAULO CORREA LAZERA

ROBERTO CORREA LAZERA

SANDRA CORREA LAZERA

TEREZA LAZERA KEMP

TANIA LAZERA DE LIMA PAES

AXA OR ET MATIERES PREMIERES

BEST INVESTMENT CORPORATION

NUSHARES ESG EMERGING MARKETS EQUITY ETF

AMUNDI INDEX SOLUTIONS

GLOBAL MULTI-FACTOR EQUITY FUND

PREDIQUANT A3

THE BANK OF NEW YORK ADR DEPARTMENT

CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL

FELIPE FIERI SILVA

GERALDO DE MELLO ROCHA

BERNARDO DE FARIAS DE MELLO ROCHA

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SHAREHOLDERS EXERCING THE VOTE BY THE REMOTE VOTING BALLOT

UNDER ARTICLE 21-F OF CVM INSTRUCTION 481:

1895 FONDS FGR

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALBERTA INVESTMENT MANAGEMENT CORPORATION

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN HEART ASSOCIATION, INC.

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

AQR UCITS FUNDS

ARERO - DER WELTFONDS -NACHHALTIG

ARIZONA PSPRS TRUST

ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF

ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

ARROWSTREET US GROUP TRUST

ASCENSION ALPHA FUND, LLC

ASSET MANAGEMENT EXCHANGE UCITS CCF

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

BLACKROCK ADVANTAGE GLOBAL FUND INC

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN

9

BLACKROCK GLOBAL FUNDS

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II

BLACKROCK STRATEGIC FUNDS - BLACKROCK E M ABSOLUTE RETURN F

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BLACKWELL PARTNERS LLC SERIES A

BLK MAGI FUND

BMO MSCI EMERGING MARKETS INDEX ETF

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO

BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BPI BRASIL, FUNDO DE INVESTIMENTO ABERTO FLEXIVEL

BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CANADA PENSION PLAN INVESTMENT BOARD

CDN ACWI ALPHA TILTS FUND

CENTRAL PROVIDENT FUND BOARD

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

COLLEGE RETIREMENT EQUITIES FUND

10

COLONIAL FIRST STATE INVESTMENT FUND 10

COLONIAL FIRST STATE INVESTMENT FUND 50

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH EMERGING MARKETS FUND 6

COMMONWEALTH SUPERANNUATION CORPORATION

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CONSTRUCTION BUILDING UNIONS SUPER FUND

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS FUND B

EMERGING MARKETS ALPHA TILTS-ENHANCED FUND

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

EUROPEAN CENTRAL BANK

11

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FIDEICOMISO FAE

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIDELITY SUSTAINABLE WORLD ETF

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

FUNDAMENTAL LOW V I E M EQUITY

FUTURE FUND BOARD OF GUARDIANS

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GMAM GROUP PENSION TRUST III

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GOTHAM CAPITAL V, LLC

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

H.E.S.T. AUSTRALIA LIMITED

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

IBM 401 (K) PLUS PLAN

12

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

INVESCO STRATEGIC EMERGING MARKETS ETF

INVESTERINGSFORENINGEN AL INVEST, U AKTEIR, E AL I U A, E

INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

IRISH LIFE ASSURANCE PLC

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG MSCI EM ETF

ISHARES ESG MSCI EM LEADERS ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES LATIN AMERICA 40 ETF

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES PUBLIC LIMITED COMPANY

IVESCO FTSE RAFI EMERGING MARKETS ETF

JNL/MELLON EMERGING MARKETS INDEX FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

KAISER FOUNDATION HOSPITALS

13

KAISER PERMANENTE GROUP TRUST

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN UNIPENSION INVEST GLOBALE AKTIER IV

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

LEGAL GENERAL CCF

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

LEGAL GENERAL ICAV

LEGAL GENERAL INTERNATIONAL INDEX TRUST

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

LGIASUPER TRUSTEE

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

LOCAL AUTHORITIES SUPERANNUATION FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MANAGED PENSION FUNDS LIMITED

MDPIM EMERGING MARKETS EQUITY POOL

MERCER EMERGING MARKETS SHARES FUND

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

MGI FUNDS PLC

MINISTRY OF ECONOMY AND FINANCE

MIP ACTIVE STOCK MASTER PORTFOLIO

MISSOURI EDUCATION PENSION TRUST

MOBIUS LIFE LIMITED

MOMENTUM INVESTMENT FUNDS SICAV-SIF

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

14

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

MOS FIA

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI EQUITY INDEX FUND B - BRAZIL

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NAVARRO 1 FUND LLC

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NN (L)

NN PARAPLUFONDS 1 N.V

NORDEA 2 SICAV

NORDEA EQUITY OPPORTUNITIES FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OLD WESTBURY LARGE CAP STRATEGIES FUND

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PENSIOENFONDS WERK EN (RE)INTERGRATIE

PEOPLE S BANK OF CHINA

15

PHILADELPHIA GAS WORKS PENSION PLAN

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

PIMCO RAE EMERGING MARKETS FUND LLC

POOL REINSURANCE COMPANY LIMITED

PRAMERICA SICAV

PRINCIPAL FINANCIAL SERVICES, INC

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

PUBLIC PENSION AGENCY

PUBLIC SECTOR PENSION INVESTMENT BOARD

QIC INTERNATIONAL EQUITIES FUND

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

QSUPER

RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF

RESOLUTE FOREIGN EQUITY MASTER TRUST FUND

ROBECO CAPITAL GROWTH FUNDS

ROYAL MAIL PENSION PLAN

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SIX CIRCLES INTERNATIONAL UNCONSTRAINED EQUITY FUN

SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR SP EMERGING MARKETS ETF

SPDR SP EMERGING MARKETS FUND

16

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STANLIB FUNDS LIMITED

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

STATE STREET ICAV

STATE STREET IRELAND UNIT TRUST

STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

STICHING PENSIOENFONDS VOOR HUISARTSEN

STICHTING BEDRIJFSPENS ZORGVERZEKERAARS

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING PENSIOENFONDS ING

STICHTING PENSIOENFONDS PGB

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

STICHTING PENSIOENFONDS UWV

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUNSUPER SUPERANNUATION FUND

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THE BANK OF NEW YORK A T F B I P P TRUST

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

17

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE TEXAS EDUCATION AGENCY

THE WAWANESA MUTUAL INSURANCE COMPANY

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

UI-E - J P MORGAN S/A DTVM

UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST

UTAH STATE RETIREMENT SYSTEMS

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

WEST YORKSHIRE PENSION FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WM POOL - EQUITIES TRUST NO. 75

XTRACKERS

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

DYBRA FIA

ASCESE FUNDO DE INVESTIMENTO EM ACOES

TNAD FUNDO DE INVESTIMENTOS EM ACOES

SAO FERNANDO IV FIA

DYNAMO COUGAR FIA

DYC FUNDO DE INVESTIMENTO EM ACOES

18

DYNA III FUNDO DE INVESTIMENTO EM ACOES - INVESTIMENTO NO EX

DYNAMO BRASIL III LLC

DYNAMO BRASIL VI LLC

DYNAMO BRASIL I LLC

DYNAMO BRASIL V LLC

DYNAMO BRASIL VIII LLC

DYNAMO BRASIL IX LLC

DYNAMO BRASIL XIV LLC

DYNAMO BRASIL XV LP

ABSOLUTO LLC

BRASILPREV BTG PACTUAL DISCOVERY PREVIDENCIA FUNDO DE INVEST

BTG PACTUAL ABSOLUTO BRASIL EQUITY FI RV

BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO

BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIM

BTG PACTUAL ABSOLUTO MASTER FIA

BTG PACTUAL ABSOLUTO PREVIDENCIA FIA

BTG PACTUAL ANDROMEDA FI DE ACOES

BTG PACTUAL DISCOVERY FIM

BTG PACTUAL DISCOVERY INST MASTER FIM CP

BTG PACTUAL DISCOVERY PREVIDENCIA MASTER FUNDO DE INVESTIMEN

BTG PACTUAL DIVIDENDOS MASTER FIA

BTG PACTUAL HEDGE FIM

BTG PACTUAL HIGHLANDS FIM

BTG PACTUAL IBOVESPA INDEXADO FIA

BTG PACTUAL MULTI ACOES FIA

BTG PACTUAL MULTIMANAGER BBDC FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM

FIA AMIS

FUNDO DE INVESTIMENTO CAIXA BTG PACTUAL X 10 MULTIMERCADO LP

FUNDO DE INVESTIMENTO FUNPRESP MULTIMERCADO

BTG PACTUAL ARF EQUITIES BRASIL FIA IE

BTG PACTUAL ABSOLUTO LS MASTER PREV FIM

CANADIAN EAGLE PORTFOLIO LLC. (RV)

SPX FALCON MASTER FIA

SPX APACHE MASTER FIA

SPX LANCER PREVIDENCIARIO FIM

19

SPX NIMITZ MASTER GERAL FI MULTIMERCADO

SPX NIMITZ MASTER FIM

SPX PATRIOT MASTER FIA

SPX RAPTOR MASTER FI EXT MM CP

BERGEN FIA - BDR NIVEL I – IE

SQUADRA MASTER LONG ONLY FIA

SQUADRA MASTER LONG BIASED FIA

FPRV SQA SANHACO FIA PREVIDENCIARIO

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

SV2 EQUITY LLC

SV3 EQUITY LLC

SNAPPER EQUITY LLC

GROUPER EQUITY LLC

MONTEIRO ARANHA S/A

OTHER ATTENDEES:

PEDRO WONGTSCHOWSKI – as Chairman of the Board of Directors of the Company

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors

FREDERICO PINHEIRO FLEURY CURADO – as Chief Executive Officer of the Company

RODRIGO DE ALMEIDA PIZZINATTO – as Chief Financial and Investor Relations Officer of the Company

GERALDO TOFFANELLO – as Chairman of the Fiscal Council

MARCELO MORAES – as member of the Fiscal Council

WILLIAM BEZERRA CAVALCANTI FILHO – as member of the Fiscal Council

FLÁVIO LUZ – as Coordinator of the Audit and Risks Committee

MARCIO SERPEJANTE PEPPE – as representative of KPMG Auditores Independentes

20

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ No. 33.256.439/0001- 39

NIRE 35.300.109.724

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 14, 2021

VOTING MAP

In accordance with CVM Instruction nr 480 of December 7, 2009, as amended, in particular in the article 21, paragraph 6, article 30, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Meeting:

  Vote on about Company’s managers accounts, as well financial statements, and its notes, duly accompanied with independent auditors’ opinions and Fiscal Council related to the period ended on December 31, 2020:
No. of votes in favor	714,744,841 / 88.8% of present shareholders
No. of votes against	202,352 / 0.0% of present shareholders
No. of abstentions	89,989,797 / 11.2% of present shareholders

  Vote on the net income allocation of the fiscal year ended on December 31, 2020, under the terms of the Management Proposal:
No. of votes in favor	791,314,013 / 98.3% of present shareholders
No. of votes against	3,638,592 / 0.5% of present shareholders
No. of abstentions	9,984,385 / 1.2% of present shareholders

  Vote on about the setting of the number of members to be elected to the Board of Directors, under the terms of the Management Proposal:
No. of votes in favor	794,226,674 / 98.7% of present shareholders
No. of votes against	719,427 / 0.1% of present shareholders
No. of abstentions	9,990,889 / 1.2% of present shareholders

  Vote on the election of the members of the Board of Directors, as the slate appointed in the Management Proposal:
No. of votes in favor	791,065,967 / 98.3% of present shareholders
No. of votes against	4,020,071 / 0.5% of present shareholders
No. of abstentions	9,850,952 / 1.2% of present shareholders

  Vote on to establish the global compensation to the Management, under the terms of the Management Proposal:
No. of votes in favor	792,326,994 / 98.4% of present shareholders
No. of votes against	2,317,884 / 0.3% of present shareholders
No. of abstentions	10,292,112 / 1.3% of present shareholders

21

  Vote on the election of the members to the Fiscal Council and their respective alternates, under the terms of the Management Proposal:

Messrs. Flávio Cesar Maia Luz (effective member) and Márcio Augustus Ribeiro (alternate member)

No. of votes in favor	794,461,851 / 98.7% of present shareholders
No. of votes against	228,148 / 0.0% of present shareholders
No. of abstentions	10,246,991 / 1.3% of present shareholders

Messrs. Geraldo Toffanello (effective member) and Pedro Ozires Predeus (alternate member)

No. of votes in favor	794,461,395 / 98.7% of present shareholders
No. of votes against	228,554 / 0.0% of present shareholders
No. of abstentions	10,247,041 / 1.3% of present shareholders

Messrs. William Bezerra Cavalcanti Filho (effective member) and Sandra Regina de Oliveira (alternate member)

No. of votes in favor	754,076,250 / 93.7% of present shareholders
No. of votes against	26,419 / 0.0% of present shareholders
No. of abstentions	50,834,321 / 6.3% of present shareholders

  Vote on to establish the compensation to the members of the Fiscal Council for the 2021 fiscal year:
No. of votes in favor	793,305,200 / 98.6% of present shareholders
No. of votes against	206,317 / 0.0% of present shareholders
No. of abstentions	11,425,473 / 1.4% of present shareholders

On Extraordinary General meeting:

  To ratify the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrant issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farnacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014:
No. of favorable votes	802,215,288 / 98.8% of present shareholders
No. of negative votes	7,362 / 0.0% of present shareholders
No. of abstentions	9,984,870 / 1.2% of present shareholders

22

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4. The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, seventy six thousand, six hundred and fifty one (1,115,076,651) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.  The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7.  The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

23

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11. Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.  At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

24

Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.

§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 16.  The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement of the termof the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 17.  The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.

§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3 Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18. The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

§ 1 When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

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 Section II – Election

Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 3 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 4 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 5 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 6 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

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Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.  The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3 In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27. Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

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 Section IV – Powers

Article 28. The Board of Directors shall have the power to:

a) set the general guidelines of the Company’s and its subsidiaries’ business;

b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

g) grant stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders’ Meetings;

i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)  approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t) approve corporate policies as per the proposals submitted by the relevant entities; and

u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

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Article 29.  The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b) call and preside the meetings of the Board of Directors;

c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.  The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 31.  The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph.  The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.  The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.  The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.  The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

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Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.  The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37. The executive officers shall substitute each other, subject to the following conditions:

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 38. The Company shall have the following support committees attached to the Board of Directors:

(a)        Audit and Risks Committee;

(b)        People Committee; and

(c) Strategy Committee

§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 39. Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.

§ 1 During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a) death or resignation;

(b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) a substantiated decision of the Board of Directors.

§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

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Section I – Audit and Risks Committee

Article 40. The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.

§ 2 The Audit and Risks Committee shall:

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee

Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.

Sole Paragraph. The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

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Section III – Strategy Committee

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43.  The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation..

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Section II – Acquisition of Relevant Interest

Article 45.  Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

§1  The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 47.  The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 48.  As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;

(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a) on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b) on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

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CHAPTER X

Arbitration Court

Article 52. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 53.  The fiscal year begins on January 1st and ends on December 31st of each year.

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 2 The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 55.  The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

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 ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

April 14, 2021, at 5:30 pm, at the company’s headquarter, located on Av. Brigadeiro Luís Antônio, nr. 1,343, 9th. floor, in the City and State of São Paulo, with attendance also allowed via Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; and (ii) the Secretary of the Board of Directors, Mr. André Brickmann Areno.

Matters discussed and resolutions:

  Approval of the election, as provided for in Article 23 of the Company’s Bylaws, of PEDRO WONGTSCHOWSKI as the Chairman of the Board of Directors, and LUCIO DE CASTRO ANDRADE FILHO as Vice-Chairman.

  Approval of the election of Messrs. Jorge Marques de Toledo Camargo, José Maurício Pereira Coelho and Ana Paula Vitali Janes Vescovi (who will act as the Committee coordinator), to compose the Audit and Risks Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Ordinary and Extraordinary General Shareholders’ Meetings held on April 14, 2021 (“Meeting”).

  Approval of the election of Messrs. Jorge Marques de Toledo Camargo, Flávia Buarque de Almeida, Marcos Marinho Lutz and Pedro Wongtschowski (who will act as the Committee coordinator) to compose the Strategy Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

  Approval of the election of Messrs. Alexandre Teixeira de Assumpção Saigh, Lucio de Castro Andrade Filho, José Luiz Alquéres and José Galló (who will act as the Committee coordinator) to compose the People Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

  Approval, under the terms of article 28, item “b” of the Company’s Bylaws, of the election of the persons qualified below to hold the positions of Executive Officers of the Company, with a mandate until the 2023 Annual General Shareholders’ Meeting, which will examine the documents referred to in art. 133 of Law No. 6,404/76, referring to the year ended December 31, 2022:

As Chief Executive Officer:

  FREDERICO PINHEIRO FLEURY CURADO, Brazilian, married, engineer, Identity Card RG nr. 15.227.738/SSP-SP and CPF/ME registration nr. 267.002.121-20;

As Investor Relations Officer:

  RODRIGO DE ALMEIDA PIZZINATTO, Brazilian, married, business administrator, Identity Card RG nr. 27.715.764-X/SSP-SP and CPF/ME registration nr. 270.708.278-0;

As Executive Officers:

  DÉCIO DE SAMPAIO AMARAL, Brazilian, married, engineer, Identity Card RG nr. 11.621.893-9/SSP-SP and CPF/MF registration nr. 081.286.298-83;

  JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, Identity Card RG nr. 8.658.508-3/SSP-SP, and CPF/ME registration nr. 029.320.368-74;

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  MARCELO PEREIRA MALTA DE ARAÚJO, Brazilian, married, engineer, Identity Card RG nr. 04.176.539-7/DETRAN-RJ and CPF/ME registration nr. 789.050.797-68; and

  TABAJARA BERTELLI COSTA, Brazilian, married, engineer, Identity Card RG nr. 17.304.700-2/SSP-SP and CPF/ME registration nr. 127.682.738-56.

Notes: (i) The resolutions were passed, with no amendments or reservations, by all the members of the Board of Directors; (ii) all Members have their professional address at Av. Brigadeiro Luís Antônio, nr. 1,343, 9th. floor, in the City and State of São Paulo (Postal Code 01317-910), except for Mr. Marcelo Pereira Malta de Araujo, whose professional address is at Av. Francisco Eugênio, nr. 329, 10th. floor, in the City and State of Rio de Janeiro, Postal Code 20948-900; and (iii) the members of the Advisory Committees to the Board of Directors and the Officers hereby elected take office on this date, by signing the respective terms of investiture, and, upon previous consultation, declared that: (a) they are not involved in any offense that prevents them from exercising the activities required by the position for which they were assigned; (b) they do not hold positions in companies that can be regarded as market competitors to the Company and (c) they have no conflicting interest with the Company, in accordance with Article 147 of Law No. 6,404/76.

There being no further matters to discuss, the meeting was concluded and these minutes were written, read, passed, and signed by all Directors present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Marcos Marinho Lutz

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 14, 2021; Bylaws of Ultrapar; Minutes of the Meeting of the Board of Directors  held on April 14, 2021)